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                              July 21, 2021

       Dustin Shindo
       Chief Executive Officer
       Pono Capital Corp
       643 Ilalo Street
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Corp
                                                            Amendment No. 1 to
Form S-1
                                                            Filed July 8, 2021
                                                            File No. 333-257150

       Dear Mr. Shindo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Exclusive forum for certain lawsuits, page 130

   1.                                                   We note that the U.S.
federal district courts are the exclusive forum for the resolution of any complaint asserting
a cause of action arising under the Securities Act. Please revise to indicate that Section
22 of the Securities Act creates concurrent jurisdiction for federal and state courts over
all suits brought to enforce any duty or liability created by the
                                                        Securities Act or the
rules and regulations thereunder. State that as a result there is uncertainty as to
whether a court would enforce your provision and that investors cannot waive compliance with
the federal securities laws and the rules and
                                                        regulations thereunder.
 Dustin Shindo
Pono Capital Corp
July 21, 2021
Page 2
Exhibit 3.4 (Form of Third Amended and Restated Certificate of Incorporation), page II-5

2. Reference is made to Section 9.2(d). Please tell us where the "Combination Period" is defined. We note that the prospectus indicates that shareholders will have redemption rights if a business combination is not completed within 18 months from the closing of the offering.
Exhibit 4.4 (Form of Warrant Agreement), page II-5

3. Section 9.3 of the warrant agreement does not specify that actions under the Securities Act are not covered by the exclusive forum provision as you indicated in your response to comment 2. We also note that the last risk factor on page 59 states that the provision is applicable to actions under the Securities Act while the disclosure in the first paragraph on page 127 states that the U.S. federal district courts are the exclusive forum for actions under the Securities Act. Please revise to reconcile your disclosure so that the agreement and all disclosure in the prospectus are consistent.

       You may contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameDustin Shindo                                Sincerely,
Comapany NamePono Capital Corp
                                                               Division of
Corporation Finance
July 21, 2021 Page 2                                           Office of
Finance
FirstName LastName